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Exhibit 99(d)

REPORT OF INDEPENDENT ACCOUNTANTS

February 26, 2003

To the Board of Directors and Shareholders of Montpelier Re Holdings Ltd.

        In our opinion, the accompanying combined balance sheets and the related combined statements of operations and comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Montpelier Re Holdings Ltd. at December 31, 2002 and 2001, and the results of their operations and their cash flows for the year ended December 31, 2002 and the period from November 14, 2001 (date of incorporation) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These combined financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall combined financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Chartered Accountants Hamilton, Bermuda

MONTPELIER RE HOLDINGS LTD.
COMBINED BALANCE SHEETS
(Expressed in thousands of United States Dollars, except share amounts)

	As at December 31, 2002	As at December 31, 2001
ASSETS
Fixed maturities, at fair value (amortized cost: 2002—$1,322,256; 2001—$638,525)	$1,354,845	$640,403
Equity investment, unquoted, at estimated fair value (cost: $60,758)	63,691	—
Total investments	1,418,536	640,403
Cash and cash equivalents, at fair value	162,925	350,606
Unearned premium ceded	3,752	—
Reinsurance premiums receivable	147,208	133
Funds withheld	20,507	—
Deferred acquisition costs	44,881	16
Reinsurance recoverable	16,656	—
Accrued investment income	13,057	1,699
Deferred financing costs	1,325	2,005
Common voting shares subscriptions receivable	—	26,000
Other assets	5,071	936
Total Assets	$1,833,918	$1,021,798
LIABILITIES
Loss and loss adjustment expense reserves	146,115	—
Unearned premium	241,000	142
Reinsurance balances payable	2,448	—
Investment trades pending	34,280	—
Long-term debt	150,000	150,000
Accounts payable, accrued expenses and other liabilities	7,540	10,429
Amount due to affiliates	—	574
Total Liabilities	$581,383	$161,145
SHAREHOLDERS' EQUITY
Common voting shares: 1/6 cent par value; authorized 1,200,000,000 shares; issued and outstanding at December 31, 2002; 63,392,600 shares (2001—52,440,000)	106	87
Additional paid-in capital	1,126,435	920,306
Accumulated other comprehensive income	35,567	1,878
Retained earnings (accumulated deficit)	90,427	(61,618)
Total Shareholders' Equity	1,252,535	860,653
Total Liabilities and Shareholders' Equity	$1,833,918	$1,021,798

The accompanying Notes to the Combined Financial Statements are an
integral part of the Combined Financial Statements.

MONTPELIER RE HOLDINGS LTD.
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Expressed in thousands of United States Dollars, except share amounts)

	Year Ended December 31, 2002	Period from November 14, 2001 to December 31, 2001
REVENUES
Gross premiums written	$607,688	$150
Reinsurance premiums ceded	(41,779)	—
Net premiums written	565,909	150
Change in net unearned premiums	(235,983)	(142)
Net premiums earned	329,926	8
Net investment income	39,748	1,139
Net realized gains on investments	7,716	—
Net foreign exchange gains	1,681	—
Total Revenues	379,071	1,147
EXPENSES
Loss and loss adjustment expenses	133,310	—
Acquisition costs	62,926	1
General and administrative expenses	26,278	1,207
Interest on long-term debt	4,460	236
Fair value of warrants issued	—	61,321
Total Expenses	226,974	62,765
Income (loss) before taxes	152,097	(61,618)
Income tax expense	52	—
NET INCOME (LOSS)	$152,045	$(61,618)
COMPREHENSIVE INCOME (LOSS)
Net income (loss)	$152,045	$(61,618)
Other comprehensive income	33,689	1,878
Comprehensive income (loss)	$185,734	$(59,740)
Per share data
Weighted average number of common and common equivalent shares outstanding:
Basic	55,178,150	52,440,000
Diluted	55,457,141	52,440,000
Basic earnings (loss) per common share	$2.76	$(1.18)
Diluted earnings (loss) per common share	$2.74	$(1.18)

The accompanying Notes to the Combined Financial Statements are an
integral part of the Combined Financial Statements.

MONTPELIER RE HOLDINGS LTD.
COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY
(Expressed in thousands of United States Dollars)

	Year Ended December 31, 2002	Period from November 14, 2001 to December 31,2001
Common shares
Balance—beginning of period	$87	$—
Issue of common shares	19	87
Balance—end of period	106	87
Additional paid-in-capital
Balance—beginning of period	920,306	—
Issue of common shares	219,034	873,912
Direct equity offering expenses	(18,300)	(14,927)
Compensation recognized under stock option plan	5,395	—
Fair value of warrants qualifying as equity	—	61,321
Balance—end of period	1,126,435	920,306
Accumulated other comprehensive income
Balance—beginning of period	1,878	—
Net change in currency translation adjustments	47	—
Net change in unrealized gains on investments	33,642	1,878
Balance—end of period	35,567	1,878
Retained earnings (accumulated deficit)
Balance—beginning of period	(61,618)	—
Net income (loss)	152,045	(61,618)
Balance—end of period	90,427	(61,618)
Total Shareholders' Equity	$1,252,535	$860,653

The accompanying Notes to the Combined Financial Statements are an
integral part of the Combined Financial Statements.

MONTPELIER RE HOLDINGS LTD.
COMBINED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States Dollars)

	Year Ended December 31, 2002	Period from November 14, 2001 to December 31, 2001
Cash flows provided by (used in) operating activities:
Net income (loss)	$152,045	$(61,618)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Accretion (amortization) of premium/(discount) on fixed maturities	3,803	(27)
Depreciation	364	—
Compensation recognized under stock option plan	5,395	—
Net realized gains on fixed maturities	(7,716)	—
Amortization of deferred financing costs	680	(2,005)
Net change in currency translation adjustments	47	—
Fair value of warrants issued	—	61,321
Change in:
Unearned premium ceded	(3,752)	—
Reinsurance premiums receivable	(147,075)	(133)
Reinsurance recoverable	(16,656)	—
Funds withheld	(20,507)	—
Accrued investment income	(11,358)	(1,699)
Deferred acquisition costs	(44,865)	(16)
Other assets	(1,387)	(936)
Loss and loss adjustment expense reserves	146,115	—
Unearned premium	240,858	142
Reinsurance balances payable	2,448	—
Accounts payable, accrued expenses and other liabilities	(3,453)	497
Amount due to affiliates	(324)	324
Interest accrued on long-term debt	564	236
Net cash provided by (used in) operating activities	295,226	(3,914)
Cash flows from investing activities:
Purchases of investments	(1,922,773)	(638,498)
Proceeds from sale of investments	1,216,475	—
Purchases of equipment	(3,112)
Net cash used in investing activities	(709,410)	(638,498)
Cash flows provided by financing activities:
Issue of common shares	245,053	848,250
Amount paid to affiliate for overpayment of subscription	(250)	—
Direct equity offering expenses	(18,300)	(5,232)
Issue of long-term debt	—	150,000
Net cash provided by financing activities	226,503	993,018
Increase (decrease) in cash and cash equivalents	(187,681)	350,606
Cash and cash equivalents—Beginning of period	350,606	—
Cash and cash equivalents—End of period	$162,925	$350,606

The accompanying Notes to the Combined Financial Statements are an
integral part of the Combined Financial Statements.

MONTPELIER RE HOLDINGS LTD.
NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2002 and 2001
(Expressed in thousands of United States Dollars, except per share amounts or as where otherwise described)

1. General

        Montpelier Re Holdings Ltd. (the "Company") was incorporated under the laws of Bermuda on November 14, 2001. The Company, through its principal operating subsidiary Montpelier Reinsurance Ltd. ("Montpelier Re"), is a provider of global specialty property insurance and reinsurance products. Montpelier Re is incorporated in Bermuda and is registered as a Class 4 insurer under The Insurance Act 1978 (Bermuda), Amendments Thereto and Related Regulations ("The Act"). The Company's bye-laws provide that the Board of Directors of Montpelier Re shall consist of persons who first have been elected as designated directors by a resolution in a general meeting of the shareholders of the Company. The Board of Directors of the Company must then vote all shares of Montpelier Re owned by the Company to elect such designated directors as Montpelier Re directors. The bye-law provisions with respect to the removal of directors of Montpelier Re operate similarly.

        Montpelier Re has two subsidiaries: Montpelier Marketing Services (UK) Limited ("MMSL") and Montpelier Holdings (Barbados) SRL ("MHB"). MMSL was incorporated on November 19, 2001, and provides business introduction and other support services to Montpelier Re. MHB, a Barbados registered Society with Restricted Liability incorporated on July 25, 2002, has not yet commenced operations. MHB will be the registered holder of certain types of securities, including United States equity securities, purchased as part of the overall Montpelier Re investment portfolio. On December 3, 2002, Montpelier Re established a trust known as the Montpelier Re Foundation to promote or carry out charitable purposes.

        In October 2002, the Company completed an initial public offering ("IPO") of 10,952,600 common shares. The Company's common shares began trading on the New York Stock Exchange on October 10, 2002. The offering raised approximately $201.2 million in net proceeds, which was contributed to Montpelier Re.

2. Significant Accounting Policies

  Basis of Presentation

        Montpelier Re's Board of Directors, who are elected as described above, have unilateral authority, except for certain actions that require approval by the Company as sole shareholder, to manage the affairs of Montpelier Re. Accordingly, the accompanying financial statements have been prepared on a combined basis, rather than on a consolidated basis. The combined financial statements include the financial statements of Montpelier Re Holdings Ltd. and its wholly-owned subsidiaries. All significant inter-company balances have been eliminated on combination.

        These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported and disclosed amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities as at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Estimates also affect the reported amounts of income and expenses for the reporting period. Actual results could differ materially from those estimates.

  Premiums and related costs

        Premiums are recognized as written for the full period of the reinsurance contract as of the date that the contract is bound. The Company writes both excess of loss and pro-rata contracts.

        For excess of loss contracts, written premium is based on the minimum and deposit premium as defined in the contract. Subsequent adjustments to the minimum and deposit premium are recognized in the period they are determined. For pro-rata contracts, written premiums are recognized based on estimates of ultimate premiums from the underlying insurance policies provided by the ceding companies. Initial estimates of written premium are recognized in the period in which the underlying risks incept. Subsequent adjustments, based on reports of actual premium by the ceding companies, are recorded in the period they are determined.

        Premiums are earned ratably over the term of the reinsurance contract. The portion of the premium related to the unexpired portion of the contract is reflected in unearned premium.

        Premiums receivable are recorded at amounts due less any required provision for doubtful accounts.

        Where contract terms require the reinstatement of coverage after a ceding company's loss, the mandatory reinstatement premiums are recorded as written premiums when the loss event occurs, and are earned ratably over the remaining contract risk period.

        Acquisition costs are comprised of ceding commissions, brokerage, premium taxes, profit commission and other expenses that relate directly to the writing of reinsurance contracts and are deferred and amortized over the terms of the related contracts. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premium, anticipated claims expenses and investment income.

  Reinsurance

        For certain pro-rata contracts, including quota share contracts, the subject direct insurance contracts will carry underlying reinsurance protection from third party reinsurers. The Company records its pro-rata share of gross premiums from the direct insurance contracts as gross written premiums and records amounts incurred by the ceding company for the underlying third party reinsurance coverage as reinsurance premiums ceded.

        Reinsurance recoverable includes the Company's share of balances due from the underlying third party reinsurance contracts for paid losses, unpaid loss and loss adjustment expenses and reserves for losses incurred but not reported. Initial estimates of reinsurance recoverable are recognized in the period in which the loss event occurs. Subsequent adjustments, based on reports of actual amounts recoverable by ceding companies, are recorded in the period they are determined. In the event that ceding companies are unable to collect amounts due from the underlying third party reinsurers, the Company's losses will increase. The Company records provisions for uncollectible underlying reinsurance recoverable when collection becomes unlikely.

  Funds Withheld

        Funds held by reinsured companies represent premiums retained by ceding companies for a period in accordance with contractual terms. The Company generally earns investment income on these balances during the period funds are held.

  Loss and Loss Adjustment Expense Reserves

        Loss and loss adjustment expense reserves include estimates of unpaid claims and claims expenses on reported losses as well as an estimate of losses incurred but not reported ("IBNR"). The reserve is based on loss reports on individual claims, case reserves and other reserve estimates reported by insureds and ceding companies, external actuarial determinations as well as management estimates of ultimate losses.

        A significant portion of the Company's business is property catastrophe and other classes with higher attachment points of coverage. Reserving for losses in such programs is inherently complicated in that losses in excess of the attachment level of the Company's policies are characterized by high severity and low frequency and other factors which could vary significantly as claims are settled. This limits the volume of industry claims experience available from which to reliably predict ultimate losses following a loss event. In addition, the Company has limited past loss experience due to its short operating history, which increases the inherent uncertainty in estimating ultimate loss levels. The reserve for losses incurred but not reported is estimated by management using industry data, and professional judgment to estimate the ultimate loss to the Company from reinsurance contracts exposed to a loss event. These estimates are subject to a corroborative review by external actuaries, based on loss development patterns determined by reference to the Company's underwriting practices, the policy form, type of insurance program and industry data. Delays in ceding companies reporting losses to the Company, together with the potential for unforeseen adverse developments, may result in loss and loss adjustment expenses significantly greater or less than the reserve provided at the time of the loss event. Reserving can prove especially difficult should a significant loss event take place near the end of an accounting period, particularly if the loss is a catastrophic event. These estimates are regularly reviewed and updated, as experience develops and new information becomes known. Any resulting adjustments are reflected in income in the period in which they become known.

  Investments and cash

        Investments in fixed maturities are classified as available for sale and are carried at fair value, based on quoted market prices. The net unrealized appreciation or depreciation on fixed maturities is included in accumulated other comprehensive income.

        Investments in unquoted equity securities are carried at estimated fair value, based on reported net asset values and other information available to management.

        Investments are reviewed to determine if they have sustained an impairment in value that is considered to be other than temporary. The identification of potentially impaired investments involves significant management judgment, which includes the determination of their fair value and the assessment of whether any decline in value is other than temporary. Unrealized depreciation in the value of individual investments, considered by management to be other than temporary, is charged to income in the period it is determined.

        Investments are recorded on a trade date basis. Gains and losses on sales of investments are determined based on the basis of first-in, first-out and are included in investment income when realized.

        Net investment income is stated net of investment management and custody fees. Interest income is recognized when earned and includes the amortization of premiums and the accretion of discounts on fixed maturities purchased at amounts different from their par value.

        Cash and cash equivalents include amounts held in banks and time deposits with maturities of less than three months from the date of purchase.

  Earnings (Loss) Per Share

        The calculation of basic earnings (loss) per common share is based on the weighted average number of common shares and excludes any dilutive effects of warrants and options. The calculation of diluted earnings (loss) per common share assumes the exercise of all dilutive warrants and options, using the treasury stock method. Warrants and options are considered dilutive when the quoted market value of the Company's common stock exceeds the strike price of the warrants or options.

  Foreign Currency Translation

        The Company's functional currency is the United States dollar. Assets and liabilities of foreign operations whose functional currency is not the United States dollar are translated at exchange rates in effect at the balance sheet date. Revenue and expenses of such foreign operations are translated at average exchange rates during the year. The effect of translation adjustments for foreign subsidiaries is included in accumulated other comprehensive income.

        Other monetary assets and liabilities denominated in foreign currencies have been translated to United States dollars at the rates of exchange prevailing at the balance sheet date. Income and expense transactions originating in foreign currencies are translated at the average rate of exchange prevailing on the date of the transaction. Gains and losses on foreign currency translation are recognized in income.

  Employee Incentive Plans

        Performance Unit Plan (the "PUP").    Performance units are granted to executive officers and certain other key employees. The ultimate value of these performance units, which vest at the end of three-year performance periods, is dependent upon the Company's achievement of specific performance targets over the course of the overlapping three-year periods and the market value of the Company's shares at the date of redemption. Performance units are payable in cash, common stock or a combination of both. The liability is expensed over the vesting period of the performance units granted. The liability is recalculated as the relevant financial results and share price of the Company evolve. Any adjustments are included in income in the period in which they are determined.

        Option Plan.    The Company has adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation." Accordingly, the Company recognizes the compensation expense for stock option grants based on the fair value of the award on the date of grant. The compensation expense is recognized over the vesting period of each grant, with a corresponding recognition of the equity expected to be issued in Additional paid-in capital.

        Deferred Compensation Plan.    The Company provides a deferred compensation plan ("DCP") to executive officers and certain other key employees, whereby the individual can elect to defer receipt of compensation by choosing to theoretically transfer compensation to certain investment options, including a phantom share investment option and investment fund options. The DCP would be an unfunded obligation of the Company and would be included within accounts payable, accrued expenses and other liabilities.

  Recent Accounting Pronouncement

        The Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") an interpretation of ARB No. 51 "Consolidated Financial Statements", in January 2003. FIN 46 clarifies the accounting and reporting for certain entities in which equity investors do not have the characteristics of a controlling financial interest. As disclosed in Notes 1 and 2, the financial statements at December 31, 2002 are prepared on a combined basis as a result of the fact that Montpelier Re's and the Company's bye-laws include certain restrictions relating to the election of directors of Montpelier Re. FIN 46 becomes effective in the first quarter of 2003. The impact of adoption of FIN 46 will be that the Company's financial statements for the quarter ending March 31, 2003 and for future periods will be presented on a consolidated basis instead of on a combined basis. There is no impact on the Company's net income or shareholders' equity as presented in these combined financial statements as a result of the adoption of FIN 46.

3. Investments

        The amortized cost, fair value and related gross unrealized gains and losses on investments are as follows:

At December 31, 2002

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed Maturities:
U.S. government and agency	$785,312	$18,827	$—	$804,139
Corporate debt securities	312,323	13,177	—	325,500
Mortgage-backed and asset-backed securities	224,621	710	125	225,206
	1,322,256	32,714	125	1,354,845
Equity Investment	60,758	2,933	—	63,691
	$1,383,014	$35,647	$125	$1,418,536

At December 31, 2001

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed Maturities:
U.S. government and agency	$638,525	$1,878	$—	$640,403
Corporate debt securities	—	—	—	—
Mortgage-backed and asset-backed securities	—	—	—	—
	$638,525	$1,878	$—	$640,403

        The following table sets forth the composition of the cost or amortized cost of fixed maturities by ratings assigned by rating agencies (e.g. Standard & Poor's Corporation).

At December 31, 2002

	Amortized Cost	%
Ratings
U.S. government and agency	$785,312	59.4%
AAA	272,552	20.6
AA	54,092	4.1
A	201,965	15.3
BBB+	8,335	0.6
	$1,322,256	100.0%

At December 31, 2001

	Amortized Cost	%
Ratings
U.S. government and agency	$638,525	100.0%
AAA	—	—
AA	—	—
A	—	—
	$638,525	100.0%

  Liquidity and Interest Rate Risk

        The amortized cost and estimated fair value amounts for fixed maturity investments held at December 31, 2002 are shown by contractual maturity:

	Amortized Cost	Fair Value
Due within one year	$94,894	$96,514
Due after one year through five years	886,675	915,231
Due after five years through ten years	116,066	117,894
Mortgage-backed and asset-backed securities	224,621	225,206
	$1,322,256	$1,354,845

        Actual maturity may differ from contractual maturity because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

        Proceeds from sales of available for sale securities for the year ended December 31, 2002 were $1,216 million. There were no sales of fixed maturity investments during the period ended December 31, 2001. Gross realized losses did not include any provisions for declines considered to be other than temporary.

        The analysis of net realized gains and the change in net unrealized gains on investments is as follows:

	Year Ended December 31, 2002	Period from November 14, 2001 to December 31, 2001
Gross realized gains	$8,828	$—
Gross realized losses	(1,112)	—
Net realized gains on investments	7,716	—
Net unrealized gains	33,642	1,878
Total realized and unrealized gains on investments	$41,358	$1,878

        The components of net investment income are as follows:

	Year Ended December 31, 2002	Period from November 14, 2001 to December 31, 2001
Interest on fixed maturities	$44,137	$697
Net amortization of premium/discount on fixed maturities	(3,803)	27
Interest on cash and cash equivalents	1,677	491
	42,011	1,215
Net investment expenses(1)	(2,263)	(76)
	$39,748	$1,139

(1)
$2.2 million relates to White Mountains Advisors LLC

        In the normal course of business, the Company provides security to reinsureds as required under contract provisions. Such security takes the form of a letter of credit. Letters of credit are issued by a bank at the request of the Company. The Company has made arrangements with Fleet National Bank and Barclay's Bank PLC for the provision of evergreen standby letters of credit in favor of ceding companies in an amount up to $200.0 million and $100.0 million, respectively, at December 31, 2002. Total letters of credit outstanding at December 31, 2002 were approximately $119.8 million, and are secured by cash and investments of approximately $127.8 million. The Company did not have any letters of credit outstanding at December 31, 2001.

  Equity Investment

        Pursuant to a subscription and shareholders agreement (the "agreement"), the Company invested a total of £40.0 million (or $60.8 million) in the common shares of Aspen Insurance Holdings Limited ("Aspen") (formerly Exali Reinsurance Holdings Limited), the Bermuda-based holding company of Aspen Insurance UK Limited ("Aspen Re") (formerly Wellington Re Limited). At December 31, 2002, Montpelier Re held approximately 7% of Aspen on an undiluted basis and approximately 6% on a fully diluted basis.

        As part of the agreement, the Company has agreed to provide quota share reinsurance to Aspen Re comprising annual assumed premiums to the Company of approximately $60.0 million per year for the underwriting years 2003, 2004 and 2005. These arrangements cover mainly property and casualty risks.

        Aspen is an unquoted investment. The investment is carried at estimated fair value based on reported net asset values and other information available to management, with any unrealized gain or loss included in other comprehensive income as a separate component of shareholders' equity.

4. Loss and Loss Adjustment Expense Reserves

        Loss and loss adjustment expense reserves are estimates subject to variability, and the variability could be material in the near term. The variability arises because all events affecting the ultimate settlement of claims have not taken place and may not take place for some time. Variability can be caused by receipt of additional claim information, changes in judicial interpretation of contracts or significant changes in the severity or frequency of claims from historical trends.

        Loss and loss adjustment expense reserve estimates are based on all relevant information available to the Company. Methods of estimation are used which the Company believes produce reasonable results given current information. Management believes that the reserves for loss and loss adjustment expenses are sufficient to cover losses that fall within coverages assumed by the Company; however, there can be no assurance that losses will not exceed the Company's total reserves.

        The Company was incorporated on November 14, 2001 and wrote only one contract during the period ended December 31, 2001. Given the absence of reported loss events during the period, the Company did not establish a loss and loss adjustment expense reserve at December 31, 2001. In the period to December 31, 2001, the Company did not purchase reinsurance.

        Activity in the reserve for loss and loss adjustment expenses is summarized as follows:

	Year Ended December 31, 2002	Period from November 14, 2001 to December 31, 2001
Net reserves at January 1	$—	$—
Net losses incurred related to:
Current year	133,310	—
Prior period	—	—
Total net incurred losses	133,310	—
Net paid losses related to:
Current year	4,193	—
Prior period	—	—
Total net paid losses	4,193	—
Effect of foreign exchange movements	342	—
Total net reserves as of December 31	129,459	—
Losses recoverable as of December 31	16,656	—
Total gross reserves as of December 31	$146,115	$—

        The December 31, 2002 balance comprises reserves for reported claims of $37,979 and reserves for claims incurred but not reported of $108,136.

5. Long-Term Debt

        On incorporation, the Company entered into a three-year term loan agreement with Bank of America, N.A. and a syndicate of commercial banks, with an aggregate borrowing limit of $150 million. As of December 31, 2002 and 2001, the Company had borrowed all $150 million under this facility. The term loan agreement requires that the Company and/or certain of its subsidiaries maintain specific covenants, including maintaining: (i) a ratio of debt to total capital of no greater than 30%; (ii) a tangible net worth equal to at least the sum of: (x) $525 million; (y) 50% of positive net income (with no reduction for net losses); and (z) 50% of any net proceeds, minus certain dividends; and (iii) the ratio of aggregate statutory net premiums to the net worth of all of the Company's insurance subsidiaries at a level of no greater than 1:5 to 1 at the end of any fiscal quarter.

        These covenants also restrict the Company's other borrowings, the ability to merge, consolidate, make acquisitions, sell any assets or assign any receivables, create liens on any assets, make certain capital expenditures and to hold margin stock. In addition, a change of control of the Company or final judgments against the Company which exceeds $5 million (excluding any portion thereof which will likely be recovered through insurance) each constitute an event of default. The Company has been in compliance with all covenants throughout the year and is in compliance at December 31, 2002.

        Under this facility, the Company may not pay dividends to shareholders until April 1, 2003. After this date, the Company may only pay dividends up to an amount equal to 50% of net income in any quarter, excluding all extraordinary gains and losses. If dividends in excess of this amount are paid, the Company is required to reduce the term loan facility by an amount equal to at least 43% of the excess payment.

        No principal payments are required on the loan prior to its final maturity date of December 12, 2004. The loan bears interest on the outstanding principal at a rate equal to various base rates plus a margin of between 50 and 125 basis points, depending on certain conditions. The interest rate was variable from inception of the loan until April 20, 2002. Thereafter, the interest rate was fixed at 2.96% from April 21, 2002 until October 21, 2002 and has been fixed at 2.59% for the period from October 21, 2002 until April 21, 2003. After April 21, 2003, the rate reverts back to a floating rate, unless another fixed rate is agreed upon. At December 31, 2002 and 2001, the Company accrued interest expense of $800 and $236 respectively, at an average interest rate of 2.80% and 2.99%, respectively. The Company paid interest of $3,457 for the year ended December 31, 2002 and did not pay any interest during the period ended December 31, 2001.

6. Related Party Transactions

        White Mountains Insurance Group and Benfield Holdings Limited sponsored the formation of the Company in 2001, and invested $180.0 million and $25.0 million, respectively in the initial private placement. Certain officers and directors of White Mountains also invested in the Company and some of these individuals also serve as officers and directors of the Company. In addition, White Mountains and Benfield Holdings Limited were granted warrants entitling them to purchase 4,781,571.7 common shares and 2,390,785.8 common shares, respectively. In connection with the Company's formation in 2001, White Mountains and Benfield established a trust in Bermuda to fund start-up expenses. After the Company's formation and funding, White Mountains and Benfield were reimbursed $400 each for the amounts they had contributed to the trust. Included in Amount due to affiliates at December 31, 2001 is $324 due to White Mountains and Benfield for reimbursement of these funds. In addition, the Company paid Benfield Advisory Services, an affiliate of Benfield, advisory fees of $3,300 during the period ended December 31, 2001 in connection with the formation of the Company. These expenses are included as Direct equity offering expenses within Additional paid-in-capital at December 31, 2001. Described below are some of the transactions the Company has entered into with related parties. The Company believes that each of the transactions described below was on terms no less favorable than could have been obtained from unrelated parties.

        The Company's Chairman is also the Chairman of the Board of Directors of White Mountains Insurance Group, who beneficially owns 22.9% and 29.7% of the Company at December 31, 2002 and 2001, respectively. The Chief Financial Officer is also a Director of White Mountains Insurance Group and a director of Amlin, one of the Company's qualifying quota share cedents.

        Four directors, including the Company's Chairman, are employed by White Mountains Insurance Group.

        The Company has engaged White Mountains Advisors LLC, a wholly-owned indirect subsidiary of White Mountains Insurance Group, to provide investment advisory and management services. This agreement may be terminated by either party upon 30 days written notice. The Company's Chairman of the Finance Committee of the Board is also a Managing Director of OneBeacon Insurance Group LLC, Deputy Chairman of the Board of White Mountains Insurance Group, the Principal Executive Officer of White Mountains Advisors LLC and is either general manager or investment manager of various funds which own less than 5% of the Company. The Company pays investment fees based on the month-end market values held under custody. The fees, which vary depending on the amount of assets under management, are between 0.15% and 0.30% and are included in net investment income. The Company incurred an average fee of 0.19% and 0.20% for the periods ended December 31, 2002 and 2001, respectively. For the periods ended December 31, 2002 and 2001, the Company expensed investment management fees of approximately $2.1 million and $76, respectively, and has recorded an amount payable for these services of $630 and $74, respectively.

        For the periods ended December 31, 2002 and 2001, consulting fees of $95 and $75, respectively, were paid to two officers of the Company for services related to the incorporation of the Company.

        In January 2002, the Company entered into an agreement with Remetrics, a subsidiary of Benfield, for the provision of certain risk management services. As a result of this agreement, the Company paid approximately £589 (or $879) for risk management services during the year ended December 31, 2002. This agreement is no longer in place at December 31, 2002.

        In addition, in the ordinary course of business, the Company has entered into four reinsurance agreements with OneBeacon Insurance Group during the year ended December 31, 2002. The Company will receive $728 in aggregate annual premiums from these contracts.

        In addition, the Company pays brokerage commissions to Benfield Greig Limited, a subsidiary of Benfield Holdings Limited, on business brought in by Benfield Greig Limited. These commissions are consistent with commissions paid to other brokers in the ordinary course of business and totaled $6.8 million for the year ended December 31, 2002.

        Included in Amount due to affiliates at December 31, 2001 is $250 due to a shareholder for an overpaid subscription payment.

7. Common Voting Shares Subscriptions Receivable

        At December 31, 2001, $26,000 of subscriptions for common shares was due from shareholders. On January 3, 2002, payment of the outstanding amount was received in full.

8. Shareholders' Equity

  Authorized and Issued

        At December 31, 2002 and 2001, the total authorized common voting shares of the Company were 1,200,000,000, with a par value of 1/6 cent each.

        At December 31, 2002 and 2001, the total issued and outstanding shares of the Company were 63,392,600 and 52,440,000, respectively, with a par value of 1/6 cent each. The holders of common voting shares are entitled to receive dividends and are allocated one vote per share, provided that, if the controlled shares of any shareholder or group of related shareholders constitute more than 9.5 percent of the outstanding common shares of the Company, their voting power will be reduced to 9.5 percent. There are various restrictions on the ability of certain shareholders to dispose of their shares.

        In the period to December 31, 2001, the Company received cash of $848,000 in respect of subscriptions of common shares. On January 3, 2002, payment of the remaining outstanding subscriptions totaling $26,000 was received from shareholders. All issued and outstanding common voting shares were fully paid at December 31, 2002.

        On September 20, 2002, the Board of Directors of the Company authorized a six-for-one share split of the Company's common shares. The share split has been reflected in the December 31, 2001 comparative financial information, and all applicable references as to the number of common shares, common share equivalents, including exercise prices where applicable, and per share information have been represented.

        On October 15, 2002, the Company completed an initial public offering ("IPO") and issued 10,952,600 common shares for proceeds, net of fees, discounts and commissions of approximately $201.2 million. The Company's common shares began trading on the New York Stock Exchange on

October 10, 2002. Costs associated with the sale of the shares, totaling approximately $18.3 million, were deducted from the related proceeds. The net amount received in excess of common share par value was recorded in Additional paid-in capital.

  Warrants

        The Company's founders provided their insurance industry expertise, resources and relationships during the fourth quarter of 2001 to ensure that the Company would be fully operational with key management in place in time for the January 2002 renewal season. In consideration for the founders' position and commitment, the Company issued warrants to the founding shareholders to purchase, in the aggregate, up to 7,319,160.1 common shares. Warrants will expire either five or ten years from the date of issue depending on the grant terms, and will be exercisable at a price per share of $16.67, equal to the price per share paid by investors in the initial private offering.

        The warrant contracts may be settled using either the physical settlement or net-share settlement methods. The warrants have been classified as equity instruments, in accordance with EITF 00-19: "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." The warrants were initially measured at an aggregate fair value of $61,321 and reported as an expense and an addition to Additional paid-in-capital for the period ended December 31, 2001.

        The fair value of each warrant grant was estimated on the date of grant using the Black-Scholes option-pricing model. The volatility assumption used, of approximately 30.0%, was derived from the historical volatility of the share price of a range of publicly-traded Bermuda reinsurance companies of a similar business nature to the Company. No allowance was made for any potential liquidity associated with the private trading of the Company's shares. The other assumptions used for grants in 2001 were as follows: risk free interest rate of 4.5%, expected life of five or ten years as appropriate, and a dividend yield of nil%.

  Dividends

        The Company did not declare any dividends for the periods ended December 31, 2002 and 2001.

9. Segment Reporting

        Management has determined that the Company operates in one segment only. The Company focuses on writing global specialty property and other classes of insurance and reinsurance business. During the period ended December 31, 2001, the Company wrote one specialty reinsurance policy with a premium of $150. This policy was for worldwide risks.

        The following table sets forth a breakdown of the Company's gross premiums written by line of business and by geographic area of risks insured for the year ended December 31, 2002:

Gross Premiums Written by Line

	Year Ended December 31, 2002 ($ in millions)
Property Specialty	$230.3	37.9%
Property Catastrophe	141.4	23.3
Qualifying Quota Share	171.7	28.2
Other Specialty	64.3	10.6
Total	$607.7	100.0%

Gross Premiums Written by Geographic Area of Risk Insured

	Year Ended December 31, 2002 ($ in millions)
Worldwide(1)	$306.4	50.4%
USA and Canada	207.4	34.1
Japan	23.3	3.8
Western Europe, excluding the United Kingdom and Ireland	17.8	2.9
United Kingdom and Ireland	11.8	1.9
Worldwide, excluding USA and Canada(2)	11.4	1.9
Other (1.5% or less)	29.6	5.0
Total	$607.7	100.0%

(1)
"Worldwide" comprises insurance and reinsurance contracts that insure or reinsure risks on a worldwide basis.

(2)
"Worldwide, excluding USA and Canada" comprises insurance and reinsurance contracts that insure or reinsure risks on a worldwide basis but specifically exclude the USA and Canada.

        The Qualifying Quota Share contracts and substantial amounts of other lines of business are world-wide in nature, with the majority of business related to North America and Europe.

        In the year ended December 31, 2002, 85% of gross written premium was produced by four brokers as follows: Benfield Greig Limited $180.5 million; Willis Group $140.2 million; Guy Carpenter $107.3 million; and Aon Re $90.4 million.

10. Earnings (Loss) Per Share

        The reconciliation of basic and diluted earnings (loss) per share is as follows:

	Year Ended December 31, 2002	Period from November 14, 2001 to December 31, 2001
Basic earnings per common share:
Net income (loss) available to common shareholders	$152,045	$(61,618)
Weighted average common shares outstanding—Basic	55,178,150	52,440,000
Basic earnings (loss) per common share	$2.76	$(1.18)
Diluted earnings per common share:
Net income (loss) available to common shareholders	$152,045	$(61,618)
Weighted average common shares outstanding—Basic	55,178,150	52,440,000
Dilutive effect of Warrants	263,070	—
Dilutive effect of Share Options	15,921	—
Weighted average common and common equivalent shares outstanding—Diluted	55,457,141	52,440,000
Diluted earnings (loss) per common and common equivalent share	$2.74	$(1.18)

        There were no dilutive securities at December 31, 2001.

11. Commitments and Contingencies

  Letters of Credit

        In order for the Company to write Lloyd's Qualifying Quota Share business, it must provide an evergreen letter of credit in favor of The Society and Council of Lloyd's ("Lloyd's") in accordance with Lloyd's rules. The Company has made arrangements with Fleet National Bank for the provision of a standby letter of credit in a form acceptable to Lloyd's in an amount of up to $200.0 million. Letters of credit outstanding under this facility at December 31, 2002 were approximately $99.9 million (£62.1 million) and have been secured by investments of approximately $107.5 million.

        In addition, as of December 31, 2002, the Company made arrangements with Barclay's Bank PLC for the provision of an additional evergreen letter of credit facility in favor of certain U.S. ceding companies in an amount of up to $100 million. Letters of credit outstanding under this facility at December 31, 2002 were approximately $19.9 million and are secured by cash of approximately $20.3 million.

        There were no letters of credit outstanding at December 31, 2001.

  Lease Commitments

        The Company and its subsidiaries lease office space in the countries in which they operate under operating leases, which expire at various dates. The Company has also entered into operating leases for office equipment and furniture. Future minimum annual commitments under existing leases are expected to be as follows: 2003—$427; 2004—$412; 2005—$396; 2006—$107; and 2007—$107.

  Concentration of Credit Risk

        The investment portfolio is managed following prudent standards of diversification. Specific provisions limit the allowable holdings of a single issue or issuer. The Company believes that there are no significant concentrations of credit risk associated with its investments. Concentrations of credit risk with respect to reinsurance balances are limited due to their dispersion across various companies and geographies.

  Credit Facilities

        On December 12, 2001, the Company obtained a $50,000 revolving loan facility from a syndicate of lenders, with the Company and its subsidiaries as borrowers and guarantors. The facility is for general corporate purposes, and requires that the Company and/or certain of its subsidiaries maintain specific covenants, including a tangible net worth covenant and a maximum leverage covenant. At December 31, 2002 and 2001, no amounts had been drawn down under this facility.

12. Employee Incentive Plans

  Long-Term Incentive Plan ("LTIP")

        On January 8, 2002, the Company adopted a Long-Term Incentive Plan (the "LTIP"). Pursuant to the terms of the LTIP, at the discretion of the Compensation Committee of the Board of Directors (the "Committee"), various types of share-based incentive awards, including phantom performance shares, performance units and options to acquire common shares, may be granted to executive officers, and certain other principal employees.

  Performance Unit Plan (the "PUP")

        The PUP is the Company's primary executive long-term incentive scheme. Pursuant to the terms of the PUP, at the discretion of the Compensation Committee of the Board of the Directors (the

"Committee"), performance units may be granted to executive officers and certain other key employees. Performance units entitle the recipient to receive, without payment to the Company, all, double, or a part of the value of the units granted, depending on the achievement of specific financial or operating goals. Performance units vest at the end of a three-year performance cycle, and can be denominated in common shares at market value and are payable in cash, common shares or a combination thereof at the discretion of the Committee.

        For the 2002-2004 cycle, the current performance target for a 100% harvest of value of the units granted is an average combined ratio of 70% for the financial years 2002, 2003, and 2004. The target for a maximum harvest of 200% of the value of the units granted is a combined ratio of 50% or less. A combined ratio of 95% or more will result in a harvest of nil. Straight line interpolation is used between these points. Determination of actual performance and amount of payment is at the sole discretion of the Committee.

        A total of 936,000 performance units are authorized under the PUP at December 31, 2002 (or up to 1,872,000 common shares should the maximum harvest of 200% of units apply). On January 8, 2002, the Committee approved the grant of up to 312,000 performance units for the three year performance period covering financial years 2002, 2003 and 2004. The Company granted 264,390 and Nil performance units for the periods ended December 31, 2002 and 2001, respectively. The Company accrues the projected value of these units and expenses the value in the income statement over the course of each three-year performance period. The accrual is based on the number of units granted, the share price at December 31, 2002, and an assumption of a 100% harvest ratio. The Company recalculates their liability under the PUP as the Company's financial results evolve, and the share price changes, and reflects such adjustments in the income statement in the period in which they are determined. The associated accrual for the performance unit expense was $2,538 and $Nil for the periods ended December 31, 2002 and 2001, respectively. 47,610 performance units in the 2002-2004 performance cycles have not been granted, and may be granted in future periods.

  Option Plan

        Under the option plan, options expire ten years after the award date, and are subject to various vesting periods. Options granted under the option plan may be exercised for common shares upon vesting. A total of 2,550,000 were issued under the plan for the year ended December 31, 2002, which represents the maximum number of common shares that may be issued under the option plan under current Committee approvals. There were no options issued or outstanding for the period ended December 31, 2001.

        A summary of options issued and outstanding for the year ended December 31, 2002 is as follows:

	Options for Common Shares	Average Exercise Price
Balance at January 1, 2002	—	—
Options granted	2,550,000	$18.08
Options exercised	—	—
Options forfeited	—	—
Options expired	—	—
Balance at December 31, 2002	2,550,000	$18.08

        The following table summarizes the range of exercise prices for outstanding options at December 31, 2002:

Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$16.67	510,000	9.00 years	$16.67	510,000	$16.67
$17.50	637,500	9.15 years	$17.50	—	—
$18.33	637,500	9.15 years	$18.33	—	—
$19.17	637,500	9.15 years	$19.17	—	—
$20.00	127,500	9.75 years	$20.00
	2,550,000			510,000	$16.67

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002: risk free interest rate of 3.8% to 4.8% based on the applicable zero-coupon bond interest rates, expected life of two years after vesting date as detailed below, expected volatility of 30.0% to 31.2% and a dividend yield of 0.0%.

        The weighted average fair value of options granted during 2002 is detailed below:

Exercise Prices	Options Outstanding	Vesting Date	Assumption of Expected Life at Date of Grant	Fair Value on Date of Grant
$16.67	510,000	December 31, 2002	3 years	$2,116
$17.50	510,000	December 31, 2003	4 years	2,384
$17.50	127,500	September 30, 2003	3 years	636
$18.33	510,000	December 31, 2004	5 years	2,639
$18.33	127,500	September 30, 2004	4 years	707
$19.17	510,000	December 31, 2005	6 years	2,885
$19.17	127,500	September 30, 2005	5 years	776
$20.00	127,500	September 30, 2006	6 years	842
	2,550,000			$12,985

        A compensation expense of $5,395 was recorded in general and administrative expenses for the year ended December 31, 2002, with a corresponding increase to Additional paid-in capital. The expense represents the proportionate accrual of the fair value of each grant based on the remaining vesting period.

  Deferred Compensation Plan ("DCP")

        The DCP gives executive officers the ability to defer receipt of executive compensation, including performance unit payouts, at no cost to the Company. Under the DCP, various investment options are available including a phantom Company share tracking option, a fixed income investment option and an equity fund investment option. The DCP would be a non-funded general obligation of the Company.

13. Taxation

  Bermuda

        The Company has received an undertaking from the Bermuda government exempting it from all local income, withholding and capital gains taxes until March 28, 2016. At the present time, no such taxes are levied in Bermuda.

  United States

        The Company does not consider itself to be engaged in trade or business in the United States and, accordingly, does not expect to be subject to United States taxation.

  Other

        MMSL is subject to the taxation laws of the United Kingdom and has accrued the estimated tax expense for the year ended December 31, 2002.

14. Statutory Requirements

        Montpelier Re is registered under The Act. Under the Act, Montpelier Re is required to prepare Statutory Financial Statements and to file a Statutory Financial Return annually. The Act also requires Montpelier Re to maintain a minimum share capital of $1.0 million and to meet a minimum solvency margin equal to the greater of $100.0 million, 50% of net premiums written or 15% of the loss and loss adjustment expense reserves. To satisfy these requirements, Montpelier Re was required to maintain a minimum level of statutory capital and surplus of $282.9 million and $100.0 million at December 31, 2002 and 2001, respectively. Montpelier Re's statutory capital and surplus was $1.3 billion and $980.1 million at December 31, 2002 and 2001, respectively, of which $1.2 billion and $980.7 million respectively, is fully paid up share capital.

        The Act limits the maximum amount of annual dividends or distributions paid by Montpelier Re to the Company without the prior notification to, and in certain cases the approval of, the Bermuda Monetary Authority of such payment. The maximum amount of dividends that could be paid by Montpelier Re to the Company, without such notification, was $151.4 million and $39 at December 31, 2002 and 2001, respectively.

        Montpelier Re is also required to maintain a minimum liquidity ratio, which was met for both periods ended December 31, 2002 and 2001.

15. Unaudited Quarterly Financial Data(1)

	Quarter Ended March 31, 2002	Quarter Ended June 30, 2002	Quarter Ended September 30, 2002	Quarter Ended December 31, 2002(3)	Period Ended December 31, 2001(2)
Gross premiums written	$203,679	$136,339	$193,736	$73,934	$150
Net premiums written	$189,359	$131,811	$172,875	$71,864	$150
Net premiums earned	$36,611	$81,434	$106,496	$105,385	$8
Net investment income	7,633	11,322	10,040	10,753	1,139
Net realized gains on investments	484	1,013	4,005	2,214	—
Net foreign exchange gains (losses)	—	—	2,505	(824)	—
Total revenues	44,728	93,769	123,046	117,528	1,147
Loss and loss adjustment expenses	14,367	38,975	69,031	10,937	—
Acquisition costs	6,467	14,707	20,404	21,348	1
General & administrative expenses	4,240	5,873	5,843	10,322	1,207
Interest on long-term debt	995	1,118	1,155	1,192	236
Fair value of warrants issued	—	—	—	—	61,321
Total expenses	26,069	60,673	96,433	43,799	62,765
Income (loss) before taxes	18,659	33,096	26,613	73,729	(61,618)
Income tax expense	—	—	50	2	—
Net income (loss)	$18,659	33,096	$26,563	$73,727	(61,618)
Basic earnings (loss) per common share	$0.36	$0.63	$0.51	$1.16	$(1.18)
Diluted earnings (loss) per common share	$0.36	$0.63	$0.50	$1.11	$(1.18)
Weighted average shares—basic	52,440,000	52,440,000	52,440,000	63,392,600	52,440,000
Weighted average shares—diluted	52,440,000	52,603,995	53,129,393	66,629,482	52,440,000
Loss ratio	39.2%	47.9%	64.8%	10.4%	n/a
Expense ratio	29.3%	25.3%	24.7%	30.0%	n/a
Combined ratio	68.5%	73.2%	89.5%	40.4%	n/a

(1)
As the Company was incorporated November 14, 2001, only one period of information is available for the period ended December 31, 2001.

(2)
The financial information for this period reflects the Company's results from November 14, 2001, the date of incorporation, to December 31, 2001.

(3)
The Company completed their IPO during the fourth quarter of 2002.

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REPORT OF INDEPENDENT ACCOUNTANTS
MONTPELIER RE HOLDINGS LTD. COMBINED BALANCE SHEETS (Expressed in thousands of United States Dollars, except share amounts)
MONTPELIER RE HOLDINGS LTD. COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Expressed in thousands of United States Dollars, except share amounts)
MONTPELIER RE HOLDINGS LTD. COMBINED STATEMENTS OF SHAREHOLDERS' EQUITY (Expressed in thousands of United States Dollars)
MONTPELIER RE HOLDINGS LTD. COMBINED STATEMENTS OF CASH FLOWS (Expressed in thousands of United States Dollars)
MONTPELIER RE HOLDINGS LTD. NOTES TO COMBINED FINANCIAL STATEMENTS December 31, 2002 and 2001 (Expressed in thousands of United States Dollars, except per share amounts or as where otherwise described)
Gross Premiums Written by Line
Gross Premiums Written by Geographic Area of Risk Insured